ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

TO: Wellesley Asset Management, Inc.

The Wellesley Office Park 20 William Street

Wellesley, Massachusetts 02481 Board

Members:

You have selected us to act as the investment adviser to the Miller Market Neutral Income Fund (the "Fund") pursuant to a management agreement dated as of October 20, 2021 (the "Agreement"). Effective March 9, 2022, we hereby contractually agree to increase the management fees payable under the Agreement from 0.75% of the average daily net assets of the Fund to 1.25% of the average daily net assets of the Fund. All other terms and conditions of the agreement remain unchanged.

Yours very truly,

Miller Investment Trust with respect to the Miller Market Neutral Income Fund

Dated: 3/9/22

By: /s/Greg Miller__

Print Name: Greg Miller

Title: President

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

Wellesley Asset Management, Inc.

Dated: 3/9/22

By: /s/Michael Miller

Print Name: Michael Miller

Title: President